Filed Pursuant to Rule 433

Registration No. 333-282511

CITIZENS FINANCIAL GROUP, INC.

$400,000,000 5.299% FIXED-RESET SUBORDINATED NOTES DUE 2036

PRICING TERM SHEET DATED JANUARY 22, 2026

The following information relates to Citizens Financial Group, Inc.’s offering of its 5.299% Fixed-Reset Subordinated Notes due 2036 and should be read together with the preliminary prospectus supplement dated January 22, 2026 and the accompanying prospectus dated October 4, 2024 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc.

Securities:	5.299% Fixed-Reset Subordinated Notes due 2036 (the “Notes”)

Expected Ratings / Outlook*:	Baa1 (Stable) / BBB (Stable) / BBB (Positive) (Moody’s / S&P / Fitch)

Ranking:	Subordinated

Format:	SEC Registered

Aggregate Principal Amount:	$400,000,000

Authorized Denominations:	$2,000 x $1,000

Trade Date:	January 22, 2026

Settlement Date**:	January 29, 2026 (T+5)

Maturity Date:	January 29, 2036

Benchmark:	3.625% Treasury due December 31, 2030

Benchmark Price & Yield:	99-00; 3.849%

Spread to Benchmark:	+ 145 bps

Re-Offer Yield:	5.299%

Public Offering Price:	100.000%

Underwriters’ Commission:	0.450%

All-in Price:	99.550%

Net Proceeds to Issuer (after commissions, before expenses):	$398,200,000

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on January 29 and July 29 of each year, commencing on July 29, 2026. If any Interest Payment Date or the scheduled Maturity Date or a redemption date, as applicable, falls on a day that is not a Business Day, as defined in the Preliminary Prospectus, then payment of any principal and interest payable on such date will be postponed to the next succeeding Business Day, with the same force and effect as if made on the date such payment was due, and no interest or other payment will accrue as a result of such delay.

Interest Rate:	The Notes will bear interest (i) from and including the Settlement Date to, but excluding, January 29, 2031 (the “Reset Date”) at a fixed rate of 5.299% per annum and (ii) from, and including, the Reset Date to, but excluding, the Maturity Date at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the Reset Determination Date (as defined in the Preliminary Prospectus) plus 1.450%. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application and will in no event be lower than zero.

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) on the Reset Date, in whole but not in part, (ii) on or after October 30, 2035 (91 days prior to the Maturity Date), in whole or in part, at any time and from time to time, or (iii) at any time within 90 days following the occurrence of a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in whole but not in part, in each case at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, in accordance with the redemption provisions described under the caption “Description of the Notes – Optional Redemption” of the Preliminary Prospectus.

Concurrent Unregistered Offering:	In concurrent unregistered offerings, Citizens Bank, N.A., a wholly owned subsidiary of Citizens Financial Group, Inc., is offering $750,000,000 aggregate principal amount of its 4.192% Fixed Rate / Floating Rate Senior Notes due 2029 (the “Bank Notes”). The Bank Notes are being offered pursuant to Section 16.6 of the regulations of the Office of the Comptroller of the Currency and an exemption provided in Section 3(a)(2) of the Securities Act of 1933, as amended, and are not being offered hereby.

Day Count Convention:	30/360

CUSIP:	174610 BK0

ISIN:	US174610BK00

Listing:	None

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC TD Securities (USA) LLC Citizens JMP Securities, LLC

Co-Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

* Note: A rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the Settlement Date will be required, by virtue of the fact that the Notes initially will not settle in T+1, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, TD Securities (USA) LLC toll-free at 1-855-495-9846 or Citizens JMP Securities, LLC at 1-203-900-6763.

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